UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34981 / August 1, 2023

In the Matter of

CRESCENT PRIVATE CREDIT INCOME CORP.
CRESCENT CAP NT ADVISORS, LLC

11100 Santa Monica Boulevard
Suite 2000
Los Angeles, California 90025

(812-15463)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Crescent Private Credit Income Corp., and Crescent CAP NT Advisors, LLC, filed an
application on May 5, 2023, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the
Act. The order permits certain closed-end management investment companies that have elected
to be regulated as business development companies to issue multiple classes of shares with
varying sales loads and asset-based service and/or distribution fees.

On July 6, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 34957). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly, in the matter of Crescent Private Credit Income Corp., and Crescent CAP NT Advisors, LLC (File No. 812-15463),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.